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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #04/04 ISSUED ON FEBRUARY 17, 2004

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on February 17, 2004 (#04/04)

February 17, 2004	04/04
For immediate release	Page 1 of 1

QUEBECOR WORLD CONCLUDES REDEMPTION
OF 7 3/4% SENIOR NOTES

Montréal, Canada — Quebecor World Inc. announced today that its wholly-owned subsidiary, Quebecor World (USA) Inc., has redeemed all of the 7 3/4% Senior Notes callable on or after February 15, 2004, that were not tendered as part of the tender offer process concluded November 12, 2003, for a total consideration of $33 million. The redemption was funded by a portion of the proceeds from the $600 million of Senior Notes recently issued by another Quebecor World Inc. subsidiary, Quebecor World Capital Corporation. The settlement date is February 17, 2004.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: February 17, 2004

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QUEBECOR WORLD INC. Filed in this Form 6-K
SIGNATURES